Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, Manager of Sprott Physical Silver Trust

We consent to the use of our reports, each dated March 22, 2021, with respect to the financial statements and the effectiveness of internal control over financial reporting inclued in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement No. (333-254061) on Form F-10 of Sprott Physical Silver Trust.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 22, 2021